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                                                                     EXHIBIT 8.1




                               September 15, 1998


Cliffs Drilling Company
1200 Smith, Suite 300
Houston, Texas 77002



Gentlemen:

         You have requested our opinion regarding certain federal income tax consequences of the acquisition of Cliffs Drilling Company ("Cliffs Drilling") by R&B Falcon Corporation ("R&B Falcon"). We understand that the acquisition will be accomplished by a merger of RBF Cliffs Drilling Acquisition Corp. ("Sub"), a wholly owned subsidiary of R&B Falcon, with and into Cliffs Drilling. Thereafter, Cliffs Drilling will continue as a wholly owned subsidiary of R&B Falcon.

         In rendering this opinion we have relied upon the facts as presented to us in originals or copies of pertinent documents, including, among others,
(i) the Agreement and Plan of Merger dated August 21, 1998, among Cliffs Drilling, R&B Falcon and Sub (the "Merger Agreement"), (ii) R&B Falcon's Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the "SEC") on September 15, 1998 (the "Registration Statement"), and (iii) representations made by Cliffs Drilling, R&B Falcon and Sub in the Certificates of Representation dated September 14, 1998. In addition, we have obtained other relevant information through consultation with various officers and representatives of such companies. We have not investigated or made any independent determination regarding such facts and circumstances and, therefore, have relied upon the information set forth in the pertinent documents for the purposes of this opinion. Any changes to the pertinent documents may adversely affect the conclusions stated herein.

         Based upon the facts presented to us in the documents described above and the representations made by Cliffs Drilling, R&B Falcon and Sub, we are of the opinion that the following federal income tax consequences will result:

         1. The merger of Sub with and into Cliffs Drilling in accordance with the terms of the Merger Agreement will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Cliffs
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Cliffs Drilling Company
September 15, 1998
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                          Drilling, R&B Falcon and Sub will each be a party to
                          the reorganization within the meaning of Section 368(b) of the Code.

         2. No gain or loss will be recognized by R&B Falcon upon the receipt of the common stock, par value $0.01 per share, of Cliffs Drilling ("Cliffs Drilling Common Stock") solely in exchange for Sub common stock, par value $0.01 per share (Section 354(a)(1) of the Code).

         3. No gain or loss will be recognized by Sub upon the transfer of its assets, if any, to Cliffs Drilling in exchange for Cliffs Drilling Common Stock (Section 361 of the Code).

         4. No gain or loss will be recognized by Cliffs Drilling on the merger of Sub with and into Cliffs Drilling.

         5. No gain or loss will be recognized by the Cliffs Drilling stockholders upon the receipt of R&B Falcon voting common stock, par value $0.01 per share ("R&B Falcon Voting Common Stock") solely in exchange for Cliffs Drilling Common Stock (Section 354(a)(1) of the Code).

         6. Cash received by a holder of Cliffs Drilling Common Stock in lieu of fractional shares of R&B Falcon Voting Common Stock will be treated as received in exchange for such fractional share interests. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a) of the Code. Gain or loss will be recognized for federal income tax purposes, measured by the difference between the amount of cash received and the portion of the basis of the Cliffs Drilling Common Stock allocable to such fractional share interests.
                          Provided that the Cliffs Drilling Common Stock is a capital asset in the hands of the holder of such stock, the gain, if any, will constitute capital gain subject to the conditions and limitations of Subchapter P of Chapter 1 of the Code.

         7. The basis of the R&B Falcon Voting Common Stock (including fractional share interests, if any) to be received by the Cliffs Drilling stockholders will, in each instance, be the same as the basis of the Cliffs Drilling Common Stock surrendered in exchange therefor (Section 358(a)(1) of the Code).
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Cliffs Drilling Company
September 15, 1998
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         8.               The holding period of the R&B Falcon Voting Common
                          Stock (including fractional share interests, if any) to be received by the Cliffs Drilling stockholders will include the period during which the Cliffs Drilling Common Stock surrendered in exchange therefor was held, provided that the Cliffs Drilling Common Stock was a capital asset within the meaning of Section 1221 of the Code on the date of the exchange (Section 1223 of the Code).

         We express no opinion concerning any tax consequences of the transaction other than those specifically addressed above in this opinion. No opinion has been requested and none is provided with respect to any other issues arising from the transaction, including but not limited to, consolidated return consequences, if any; alternative minimum tax consequences, if any; state, local, and/or foreign tax consequences, if any; and employee benefit tax consequences, if any.

         Our opinion, as set forth above, is based upon our analysis of the Code, the Treasury Regulations, current case law and published pronouncements of the Internal Revenue Service. The foregoing are subject to change, and such change may be retroactively effective. If so, our views, as set forth above, may be affected and may not be relied upon. In addition our opinion is based on the information contained in the above described documents. Any variation or differences in documents may affect our opinion, perhaps in an adverse manner. We have undertaken no obligation to update this opinion for changes in facts or law occurring subsequent to the date thereof.

         Our opinion is rendered only to Cliffs Drilling in connection with the proposed acquisition and is solely for its benefit. Our opinion may not be relied upon by any other person or persons, or used for any other purposes, including, but not necessarily limited to, filings with the SEC or other governmental agencies, without our prior written consent.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Legal Matters" in the Proxy Statement/Prospectus contained in the Registration Statement.
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Cliffs Drilling Company
September 15, 1998
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         This letter is the opinion of Griggs & Harrison P.C. as to the interpretation of existing tax law and, as such, is not binding on the Internal Revenue Service or the courts.

                                        Very truly yours,

                                        /s/ GRIGGS & HARRISON, P.C.

                                        GRIGGS & HARRISON, P.C.